Pinafore Holdings B.V.

Exhibit 7.1

Ratio of earnings to fixed charges (unaudited)

Prepared in accordance with IFRS

	Successor			Predecessor
	Fiscal 2012 $ million	Fiscal 2011 $ million	Q4 2010 $ million	9M 2010 $ million	Fiscal 2009 $ million	Fiscal 2008 $ million
Fixed charges
Interest expense	208.3	253.7	75.5	21.4	43.2	59.4
Rental expense	11.9	17.4	4.5	12.6	19.8	18.4
Preference security dividend requirement	—	—	—	—	—	—

Total fixed charges	220.2	271.1	80.0	34.0	63.0	77.8

Earnings
(Loss)/profit before tax from continuing operations before share of profit or loss of associates	(84.3)	(0.8)	(304.5)	286.3	44.6	(29.3)
Fixed charges	220.2	271.1	80.0	34.0	63.0	77.8
Distributed earnings of associates	0.1	0.5	—	0.5	0.3	0.6
Preference security dividend requirement	—	—	—	—	—	—

Total earnings	136.0	270.8	(224.5)	320.8	107.9	49.1

Ratio of earnings to fixed charges (1)	0.62	1.00	—	9.44	1.71	0.63

Dollar amount of deficiency (2)	(84.2)		(304.5)			(28.7)

NOTE: Comparative periods presented in the table above have not been re-presented for the reclassification of discontinued operations.

(1)	The ratio of earnings to fixed charges has been calculated based on financial information prepared in accordance with IFRS. For the purpose of calculating this ratio, earnings consist of the (loss)/profit before tax from continuing operations before our share of the profit or loss of associates, plus fixed charges and the distributed earnings of associates and less the preference security dividend requirement. Fixed charges consist of interest expense, including the amortization of debt issuance costs, and an estimate of the interest within rental expense.

(2)	Earnings were deficient to cover fixed charges by $84.2 million for Fiscal 2012, $304.5 million for Q4 2010 and by $28.7 million for Fiscal 2008.

Earnings for Fiscal 2012 have been negatively impacted by premiums paid of $63.9 million on repayments of borrowings made during the period. Earnings for Q4 2010 have been negatively impacted by charges related to the Acquisition, including:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Tomkins on its acquisition by the Group of $144.2 million;

•	transaction costs of $78.2 million incurred in relation to the Acquisitions; and

•

a currency translation loss of $47.6 million on the acquisition of Tomkins due to the change in the rate of exchange between the pound sterling (in which the purchase consideration was denominated) and the US dollar (the functional currency of the acquiring entity), in the period between the effective date of the acquisition and the payment of the consideration to the former shareholders in Tomkins.

In addition, during Q4 2010, the Group recognized a compensation expense in relation to share-based incentives of $72.4 million.